IR BIOSCIENCES HOLDINGS, INC.
4021 North 75th Street
Suite 201
Scottsdale, Arizona 85251

June 19, 2007

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549
Attn: Goldie Walker

Re: IR BioSciences Holdings, Inc.
Amendment No. 1 to the Registration Statement on Form SB-2/A
File No: 333-120784
Form AW Application for Withdrawal

Dear Ms. Walker:

Pursuant to the request made by your office, please accept this as the above registrant's application for withdrawal of the above Amendment No. 1 to the Registration Statement filed on June 18, 2007.  The purpose of withdrawal is that the Company filed the above Amendment No. 1 to the Registration Statement with an incorrect file number.  We will re-file under the correct file number today.

Sincerely,

IR BioSciences Holdings, Inc.

/s/ Michael K. Wilhelm
Name: Michael K. Wilhelm
Title: Chief Executive Officer